EXHIBIT 3.2

hall structured finance II, LLC.

8% Debentures

$——,000	__________________, 2017 No. ____________

Hall Structured Finance II, LLC., a Texas limited liability company (herein called “the Company,” which term includes any successor person or entity under the Debenture Purchase Agreement hereinafter referred to), for value received, hereby promises to pay to _________________ or registered assigns (the “Holder”), the principal sum of ——— Thousand Dollars ($——,000) as provided herein, and to pay Interest as provided herein.

1.          Debenture Purchase Agreement. This Debenture is one of a duly authorized issue of securities of the Company designated as its 8% Debentures (herein called the “Debentures”), limited in aggregate principal amount to not more than Fifty Million Dollars ($50,000,000) which may be issued under that certain Debenture Purchase Agreement (herein called the “Debenture Purchase Agreement”) dated as of __________ __, 2017, between the Company and the holders of the Debentures (collectively, the “Holders”). The terms of the Debentures include those stated in the Debenture Purchase Agreement. The Debentures are subject to all such terms, and Holders are referred to the Debenture Purchase Agreement. To the extent permitted by applicable law, in the event of an inconsistency between the terms of this Debenture and the terms of the Debenture Purchase Agreement, the terms of the Debenture Purchase Agreement shall control. The Debentures are unsecured obligations of the Company limited to not more than $50,000,000 in aggregate Principal amount. All capitalized terms used in this Debenture without definition shall have the meanings assigned to them in the Purchase Agreement.

2.          Interest. This Debenture shall bear interest on the unpaid Principal (calculated on the basis of 30-day months divided by a 360-day year) at a rate equal to eight percent (8%) per annum (“Interest”). Interest shall accrue from the date of issuance of this Debenture, as set forth in the Purchase Agreement. Interest shall be due and payable quarterly on January 15, April 15, July 15 and October 15 of each year or, if such day is not a Business Day, the first Business Day thereafter (“Interest Payment Date”), commencing on Interest Payment Date for the quarter in which this Debenture is issued, and continuing until the Principal is paid in full or duly provided for. To the extent lawful, during the occurrence and continuance of an Event of Default the Company shall pay interest on Principal, premium, if any, overdue installments of Interest, and other amounts payable under the Debenture Purchase Agreement, at the current rate of Interest plus 2% per annum.

3.          Method of Payment. The Company will pay Interest on this Debenture on the Interest Payment Date to the Person in whose name this Debenture is registered at the close of business on the Business Day prior to Interest Payment Date (the “Record Date”), except as otherwise provided herein or in the Debenture Purchase Agreement. If the Company defaults in a payment of Interest on the Debentures (“Defaulted Interest”), such Defaulted Interest shall cease to be payable to the Holder on the relevant Record Date and may be paid to the Person in whose name this Debenture is registered on a subsequent special record date for the payment of such Defaulted Interest to be fixed by the Company, notice of which shall be given to Holders not less than 10 days before such special record date, all as more fully provided in the Debenture Purchase Agreement. Holders must surrender Debentures to the Paying Agent to collect Principal payments. The Principal of, and Interest on the Debentures shall be paid at the office or agency of the Company maintained for such purpose in the City of Dallas, Texas, or at such other office or agency of the Company as may be maintained for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, provided that, at the option of the Company, Interest may be payable by check mailed to addresses of the Persons entitled thereto as such addresses shall appear on the Debenture register or by direct deposit to such Persons in accordance with such written instructions as may have been provided to the Paying Agent no later than 10 Business Days prior to the date on which the payment in question is due.

4.          Maturity Date. The Maturity Date of this Debenture shall be December 31, 2022 (the “Maturity Date”).

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5.          Optional Redemption. Any portion of this Debenture may be redeemable at the option of the Company at any time or from time to time after giving the notice required pursuant to Section 3.3 of the Debenture Purchase Agreement, at a redemption price equal to 100% of the Principal amount to be redeemed, plus accrued and unpaid Interest thereon, if any, to the applicable redemption date. Any redemption shall be made pursuant to the provisions of Section 3.1 through Section 3.6 of the Debenture Purchase Agreement.

6.          Defaults and Remedies. If an Event of Default shall occur and be continuing, the Principal of all the Debentures and accrued and unpaid Interest, if any, may be declared to be due and payable in the manner and with the effect provided in the Debenture Purchase Agreement.

7.          Redemption at the Option of Holders. Each month, beginning January 1, 2019 and continuing through the Maturity Date, the Holders will have the right to cause the Company to redeem all, but not less than all, of the Holders’ Debentures in accordance with Article 4 of the Debenture Purchase Agreement.  The Company will redeem up to 5% of the aggregate principal amount of the Debentures each year (the “Maximum Amount”), but may, in its sole and absolute discretion, redeem Debentures in excess of such amount.  If, at the end of any month, the aggregate amount of Debentures for which redemptions have been requested exceeds the Maximum Amount for the applicable calendar year, the Company will accept redemptions in the order the redemption requests were received (pursuant to the notice requirements of the Debenture Purchase Agreement) up to the Maximum Amount; provided, however, that redemption requests resulting from the death of a Holder will be given priority regardless of the date received.  Interest will cease to accrue on the Debentures following the last day of the month in which an accepted redemption request was received (the “Redemption Request Date”).  The redemption price for each redeemed Debenture will be the principal amount of such Debenture, plus accrued and unpaid interest up to and including the Redemption Request Date.  The redemption price will be paid to the Redeeming Holder on or about the sixth month anniversary of the Redemption Request Date, (the “Redemption Date”).

8.          Maximum Interest. In no event whatsoever shall the amount paid, or agreed to be paid, to Holder for the use, forbearance or detention of money to be loaned hereunder or otherwise, for the performance or payment of any covenant or obligation contained herein, exceed the maximum amount permissible under applicable law. If from any circumstance whatsoever the fulfillment of any provision hereof exceeds the limit of validity prescribed by law, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstance Holder shall ever receive as Interest under this Debenture or otherwise an amount that would exceed the highest lawful rate, such amount that would be excessive Interest shall be applied to the reduction of the Principal amount owing hereunder and not to the payment of Interest, or if such excessive Interest exceeds the unpaid balance of Principal, such excess shall be refunded to the Company.

9.          Amendments and Waivers. The Debenture Purchase Agreement permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders under the Debenture Purchase Agreement and this Debenture at any time by the Company with the consent of the Holders of at least a majority of the aggregate Principal amount of the Debentures at the time outstanding. The Debenture Purchase Agreement also contains provisions permitting a majority in aggregate Principal amount of the Debentures at the time outstanding, on behalf of the Holders of all the Debentures, to waive compliance by the Company with certain provisions of the Debenture Purchase Agreement and this Debenture and certain past defaults under the Debenture Purchase Agreement and this Debenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Debenture shall be conclusive and binding upon such Holder and upon all future Holders of this Debenture and of any Debenture issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Debenture.

10.        Denominations, Transfer, Exchange. The Debentures are issuable only in registered form without coupons in denominations of any integral multiple of Five Thousand Dollars ($5,000), but not less than Twenty Thousand Dollars ($20,000), except that the Company may permit certain investors, in its sole discretion, to invest less than $20,000. The transfer of Debentures may be registered and Debentures may be exchanged as provided in the Debenture Purchase Agreement. The Company may charge a reasonable fee for any registration of transfer or exchange, other than certain exchanges as set forth in the Debenture Purchase Agreement not involving any transfer. The fee for registration of transfer or exchange of a Debenture shall initially be $75 per transfer or exchange, which may be waived. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes required by law. The Registrar need not exchange or register the transfer of any Debenture or portion of a Debenture selected for redemption, except the unredeemed portion of any Debenture being redeemed in part.

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11.         Persons Deemed Owners. The Company and any agent of the Company may treat the Person in whose name this Debenture is registered as the owner hereof for all purposes, whether or not this Debenture shall be overdue, and none of the Company, the Trustee or any agent shall be affected by notice to the contrary.

12.         Governing Law. This Debenture shall be governed by and construed in accordance with the laws of the State of Texas.

13.         Agents. Initially, the Company, 2323 Ross Avenue, Suite 200, Dallas, Texas 75201, will act as Registrar and Paying Agent. The Company may change such Agent without notice.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated: ________________	Hall Structured Finance II, LLC,
a Texas limited liability company

By:
Michael J. Jaynes, President

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